DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

April 22, 2010

VIA EDGAR CORRESPONDENCE

Mr. Patrick Scott
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neuberger Berman Advisers Management Trust
(Registration Nos. 2-88566 and 811-04255)
Post-Effective Amendment No. 61

Dear Mr. Scott:

This letter responds to the comments that you provided to Hoang Pham on April 13, 2010, in connection with the Post-Effective Amendment No. 61 to the Registration Statement for series (the “Funds”) of Neuberger Berman Advisers Management Trust (the “Registrant”).  Summaries of the comments, and our responses thereto, are provided below.

1.	Comment - Form N-1A, Items 1 and 14: Please confirm to the staff that the Funds do not have ticker symbols, or else include them pursuant to Form N-1A, Items 1 and 14.

Response.  Only one series of the Registrant, Balanced Portfolio, has a ticker symbol.  Therefore, in response to your comment, the Registrant has included the ticker symbol for Balanced Portfolio in its Registration Statement in response to Items 1 and 14 of Form N-1A.

2.
Comment - All Funds – Fees and Expenses tables: In the column captioned “Shareholder Fees,” “None” should be changed to “N/A” since, as is stated in the narrative prior to the fee table, the table does not reflect any expenses or charges that are imposed under a variable annuity contract or variable life insurance separate account.  “None” implies that no such fees are charged at all.  Alternatively, delete the “Shareholder Fees” row.

Response.   In response to your comment, the Registrant has replaced “None” with “N/A” in the column captioned “Shareholder Fees.”

3.
Comment - All Funds – Fees and Expenses tables: Please confirm that the fee waivers and/or expense reimbursements that are subject to recoupment by NBM within three years would not result in increased “Annual Fund Operating Expenses” for contract owners if the recoupment feature were exercised.  If it would, then the net expenses should not be shown, and the footnote should be removed.

Response.  Pursuant to the Funds’ expense limitation agreements, an investment adviser will waive fees and/or reimburse a Fund’s expenses in a fiscal year when the Fund’s total annual operating expenses exceed its expense limit (the “Expense Limit”).  If in any of the succeeding three fiscal years, the Fund’s total operating expenses are below its Expense Limit, the adviser may recoup from the Fund some or all of such waiver/reimbursement amount, as long as such recoupment amount would not cause the Fund’s total operating expenses to exceed its Expense Limit.  No recoupment is permitted for any waiver or reimbursement more than three years after the year in which the waiver or reimbursement was incurred by the adviser.  If the adviser is entitled to recoupment for any waiver/reimbursement incurred within the last three fiscal years, such recoupment would be paid by the Fund out of its assets, would be reflected in the Fund’s “Other expenses” and would increase the Fund’s “Annual Fund Operating Expenses” in its Fee table.

Mr. Patrick Scott
Securities and Exchange Commission
April 22, 2010

4.	Comment - All Funds – Fees and Expenses tables:

a.	In Footnote 1 (fee waiver), please delete the last sentence, “[t]he figures in the table are based on last year’s expenses.” The statement is neither required nor permitted by Form N-1A.

Response.   In response to your comment, the Registrant has deleted the last sentence of Footnote 1.

b.	Please delete Footnote 2, as it is not required or permitted by Form N-1A.

Response.   In response to your comment, the Registrant has deleted Footnote 2.

c.
In instances where more than one index is shown in the table captioned “Average Annual Total % Returns,” please follow Instruction 2(b) to Item 4 of Form N-1A to disclose information about those additional indices in the narrative.  Also, clearly identify which index serves as the required “broad-based” securities market index.  Please remove the statement, “[t]he index, which is described in ‘Description of Indexes’ in the prospectus, has characteristics relevant to the Fund’s investment strategy” because it is not permitted or required by Item 4 of the Form.

Response.  In response to your comment, in instances where more than one index is shown in the table captioned “Average Annual Total % Return,” the Registrant has added the following disclosure to the narrative: “The table next to the bar chart shows what the returns would equal if you averaged out actual performance over various lengths of time and compares the returns with the returns of a broad-based market index, which appear immediately below the Fund’s returns.  The table also compares the Fund’s performance to the returns of an additional index with characteristics relevant to the Fund’s investment strategy, which appear in the last row of the table.”  (Addition underlined.)

In addition, in response to your comment, the Registrant has deleted the sentence which refers to the section of the prospectus captioned “Description of Indexes.”

5.	Comment - All Funds – Performance: Please delete the “(before and after taxes)” parenthetical from the second paragraph in the section captioned “Performance.”

Response.   In response to your comment, the Registrant has deleted the “(before and after taxes)” parenthetical from the second paragraph in the section captioned “Performance."

Mr. Patrick Scott
Securities and Exchange Commission
April 22, 2010

6.
Comment - All Funds – Taxes:  The disclosure needs a response for Form N-1A, Item 7, Taxes.  It would be sufficient for the Registrant to make a general statement about taxes with a cross-reference to the product prospectus for a more detailed description of tax liability.

Response.  In response to your comment, the Registrant has added the following disclosure in response to Item 7 of Form N-1A: “Distributions made by the Fund to a variable annuity or variable life insurance separate account or a qualified pension or retirement plan, and exchanges and redemptions of Fund shares made by a separate account or qualified plan ordinarily do not cause the corresponding contract holder or plan participant to recognize income or gain for federal income tax purposes.  Please see your variable contract prospectus or the governing documents of your qualified plan for information regarding the federal income tax treatment of the distributions to separate accounts or qualified plans and the holders of the contracts or plan participants.”

7.
Comment - International Large Cap Portfolio:  Performance of another portfolio is not permitted in the summary part of the prospectus.  In addition, “other performance” cannot appear elsewhere in the prospectus unless it meets the standards of the Nicholas Applegate or Bramwell no-action letters.  Disclosure should appear that the Fund does not have a full calendar year of performance and that once it does, performance information will appear in that part of the prospectus.

Response.   In response to your comment, the Registrant has deleted the disclosure regarding the performance of another portfolio from the summary section of the prospectus, and has disclosed that the Fund does not have a full calendar year of performance, and therefore does not present performance information.

8.	Comment - Real Estate Portfolio:

a.	Please disclose that below investment grade securities are commonly referred to as “junk” bonds.

Response.  The Registrant has incorporated the requested disclosure.

b.
Please limit the disclosure in Footnote 3 of the fee table to that permitted by Instruction 6(a) to Item 3: “Other Expenses are based on estimated amounts for the current fiscal year.”  With respect to the fee table’s line item “Acquired Fund Fees and Expenses,” please follow Instruction 3(f)(vi) to Item 3.

Response.  In response to your comment, the Registrant has limited the disclosure in Footnote 3 of the fee table to the following: “Since the Fund had not commenced investment operations as of December 31, 2009, “Other expenses” are based on estimated amounts for the current fiscal year ~~and estimated net assets of $25 million~~.”  The Registrant retains the first part of Footnote 3 which states that the Fund had not commenced operations as of December 31, 2009.  The Registrant believes that this disclosure provides “effective communication” within the meaning of General Instruction C(1)(a) to Form N-1A to clarify to investors why “Other expenses” are based on estimates and not the Fund’s last year expenses.

With respect to your comment regarding the line item “Acquired Fund Fees and Expenses” in the fee table, the Registrant notes that the fees and expenses to be incurred directly by the Fund as a result of investment in shares of one or more Acquired Funds are not expected to exceed 0.01% of the average net assets of the Fund.  Accordingly, the Fund has deleted the “Acquired Fund Fees and Expenses” line item and included these fees and expenses under the subcaption “Other Expenses” pursuant to Instruction 3(f)(i) to Item 3.

Mr. Patrick Scott
Securities and Exchange Commission
April 22, 2010

c.
Performance of another portfolio is not permitted in the summary part of the prospectus.  In addition, “other performance” cannot appear elsewhere in the prospectus unless it meets the standards of the Nicholas Applegate or Bramwell no-action letters.  Disclosure should appear that the Fund does not have a full calendar year of performance and that once it does, performance information will appear in that part of the prospectus.

Response.  In response to your comment, the Registrant has deleted the disclosure regarding the performance of another portfolio from the summary section of the prospectus, and has disclosed that the Fund does not have a full calendar year of performance, and therefore does not present performance information.

9.	Comment - Short Term Duration Bond Portfolio: Please disclose that below investment grade securities are commonly referred to as “junk” bonds.

Response.   In response to your comment, the Registrant has incorporated the requested disclosure.

10.	Comment – New Funds (International Large Cap Portfolio and Real Estate Portfolio): Please show only 1-year and 3-year periods in the Expense Example.

Response.   In response to your comment, the Expense Examples for the above referenced Funds have been revised to show only 1-year and 3-year periods.

11.	Comment - Balanced Portfolio (and all Funds that invest in small or mid-cap as a primary strategy):

a.
Please include disclosure in the market-timing (“Buying and Selling Fund Shares”) section that discloses the increased risk of market-timing in those funds due to the more illiquid nature of such securities and thus better arbitrage opportunities due to possibly stale NAV relative to market information.

Response.  The Registrant acknowledges your observation that an increased risk of market-timing can occur with respect to Funds that have significant holdings in securities that are either thinly-traded or are illiquid, as such securities may have market prices that do not accurately reflect the latest indications of value of these securities at the time that such Fund calculates its net asset value.  For the Funds that have such holdings, the Registrant has identified “Illiquid Securities Risk” and/or “Arbitrage Risk” (as appropriate) as principal investment risks of those Funds, and believes the risk disclosure adequately addresses the increased risk of market-timing in those Funds.

b.
Balanced Portfolio and Growth Portfolio both invest heavily in mid-cap stocks and track the Russell Midcap Index but, while Growth Portfolio discloses Arbitrage Risk as a principal risk, Balanced Portfolio does not.  Balanced Portfolio should include that same risk or explain to the staff why it is not pertinent to that portfolio.  Also, please review other Funds’ risk disclosure to make sure the risk disclosure matches the Funds’ strategies.

Response.  The Registrant notes that its existing disclosure includes Arbitrage Risk for both Balanced Portfolio and Growth Portfolio.  In response to your comment, the Registrant has reviewed other Funds’ risk disclosure to make sure such disclosure matches the Funds’ strategies.

Mr. Patrick Scott
Securities and Exchange Commission
April 22, 2010

12.
Comment – All Funds: Please remove the statement that the Fund may change its goal without shareholder approval as the disclosure does not identify a strategy permitted by Form N-1A, Item 4.  The disclosure may appear in Item 9(a).

Response. In response to your comment, the Registrant has moved the statement that the Fund may change its goal without shareholder approval out of the summary section and to the statutory section captioned “Description of Certain Practices and Security Types.”

13.
Comment – Sector Risk: For each Fund that claims that it is a principal investment strategy to diversify among many companies, sectors and industries (e.g., Growth Portfolio and Mid-Cap Growth Portfolio), explain supplementally and/or adjust disclosure as necessary to address why “sector risk” is a principal risk if the Fund expects to diversify.

Response.  Certain Funds’ principal investment strategies indicate that the Funds seek to diversify among many companies, sectors and industries.  A sector may consist of multiple industries, and may be disproportionately represented in the universe of potential investments for a particular Fund (e.g., many growth companies may be in the technology sector).  As a result, while a Fund seeks to avoid concentrating on a few sectors, having significant exposure to one or more sectors may be unavoidable.

14.
Comment – All Funds: The summary risk section for all of the Funds is generally a verbatim repeat of the Item 9 risk disclosure.  The Item 4 disclosure does not necessarily look overly lengthy; however, the Item 9 disclosure could possibly be beefed up.  The staff suggests that the Registrant review current risk disclosure and summarize and/or revise the disclosure to provide more helpful risk information in response to Form N-1A, Items 4 and 9.

Response.  The Registrant appreciates the staff’s suggestion.  The Registrant will evaluate its current risk disclosure, and will include revised risk disclosure as necessary or appropriate pursuant to Form N-1A Items 4 and 9 in future annual updates.

Mr. Patrick Scott
Securities and Exchange Commission
April 22, 2010

15.	Comment – Guardian Portfolio:

a.	Please define “mid-to large-capitalization companies”.

Response.  The Fund invests in large-cap companies with a market capitalization range similar to that of companies in the S&P 500 Index, the Fund’s benchmark index.  The Fund also invests in mid-cap companies with a market capitalization range similar to that of companies in the Russell Mid-Cap Growth Index.  The Registrant acknowledges the staff’s comment.  However, the Registrant respectfully notes that, to address this comment, the Fund will need to coordinate with other funds in the Neuberger Berman fund family that are offered directly to retail investors and may need to report about this matter to the Registrant’s Board of Trustees.  Accordingly, Registrant believes that it will take time properly to address the comment.  The Registrant will consider the comment and the disclosure requirements under Form N-1A and federal securities laws and determine how to address the comment in the coming months.

b.
Pursuant to Form N-1A, Item 4(a), please provide additional disclosure in the section captioned “Principal Investment Strategies” corresponding to the following risks that are included in the section captioned “Principal Investment Risks”: (i) Foreign Risk; (ii) Currency Risk; and (iii) Issuer Focus Risk (Class I).  In addition, the term “Issuer Focus Risk” is used in the section captioned “Additional Information about Principal Investment Risks” pursuant to Item 9; therefore, this risk should also be summarized in the section captioned “Principal Investment Risks” pursuant to Item 4.

Response.   The section captioned “Principal Investment Strategies” contains the following disclosure, which the Registrant believes corresponds to the summary disclosure regarding Foreign Risk and Currency Risk in the section captioned “Principal Investment Risks:” “While the Fund invests primarily in domestic stocks, it may also invest in stocks of foreign companies.”

The Registrant has revised the disclosure under the section captioned “Additional Information about Principal Investment Risks” in order to reflect the use of the term “Concentration Risk,” rather than “Issuer Focus Risk”, to describe the concentration of the Fund’s portfolio.  This change establishes consistency between this section and the section of the prospectus captioned “Principal Investment Risks,” which contains summary disclosure regarding Concentration Risk.

16.	Comment – International Portfolio:

a.
Please provide the percentage that, as a principal investment strategy, the Fund discloses it will invest “mainly in foreign companies.”  The staff suggests 40% or greater be invested in stocks of companies outside the United States.  If the Registrant prefers to use an adverb like “mainly,” “generally” or “principally,” then it should define for the staff what that means as well as explain it in the disclosure.  The Fund’s current disclosure that “it generally intends to remain well-diversified across countries and geographical regions” appears to be close to what the staff would expect.

Response.  The Fund’s principal investment strategies state that it “invests mainly in foreign companies of any size, including companies in developed and emerging industrialized markets.”  The Registrant believes that the use of the term “mainly” is sufficient in showing that the Fund invests more than 50% of its assets in foreign companies.  The Fund currently holds about 99% in common stock of foreign companies.

b.
The “Buying and Selling Fund Shares” section should provide disclosure specific to the Fund and discuss that substantial investment in foreign securities can create an increased risk of market-timing activities in the Fund’s shares since traders might try to take advantage of time zone arbitrage and the sometimes more illiquid nature of foreign securities.  The staff notes that the Registrant includes arbitrage risk in the principal risks section but suggests that it include some disclosure under market-timing also.

Response.  The Registrant acknowledges your observation that the Fund is subject to an increased risk of market-timing and time zone arbitrage because of its substantial investment in foreign securities.  The Fund’s principal risks include “Arbitrage Risk,” which specifically provides that investing in foreign securities may involve a greater risk for excessive trading due to potential arbitrage opportunities or ‘time-zone arbitrage.’  The Registrant believes that the Fund’s current risk disclosure adequately addresses the increased risk of market-timing in the Fund.

Mr. Patrick Scott
Securities and Exchange Commission
April 22, 2010

17.
Comment - Mid-Cap Growth Portfolio (Class S): Please delete the last sentence in the “*” footnote to the Average Annual Total Return table as it is neither required nor permitted by Item 4 of Form N-1A.

Response.  In response to your comment, the Registrant has deleted the requested sentence.  The Registrant also has revised the sentence before that last sentence as follows:  “However, Class I shares’ performance would be higher than that of Class S shares because of higher expenses paid by Class S shares.”

18.	Comment - Partners Portfolio: Please define “mid-to large-capitalization companies.”

Response.  The Fund invests in large-cap companies with a market capitalization range similar to that of companies in the S&P 500 Index, the Fund’s benchmark index.  The Fund also invests in mid-cap companies with a market capitalization range similar to that of companies in the Russell Mid-Cap Growth Index.  The Registrant acknowledges the staff’s comment.  However, the Registrant respectfully notes that, to address this comment, the Fund will need to coordinate with other funds in the Neuberger Berman fund family that are offered directly to retail investors, and may need to report about this matter to the Registrant’s Board of Trustees.  Accordingly, Registrant believes that it will take time properly to address the comment.  The Registrant will consider the comment and the disclosure requirements under Form N-1A and federal securities laws and determine how to address the comment in the coming months.

19.
Comment - Short Duration Bond Portfolio: The staff notes that the Fund’s portfolio turnover rate in the past few years has not been too high, but suggest that the Fund consider adding short-term holding and frequent trading as its primary risk.

Response. As you observe, the Fund’s portfolio turnover rate in the past few years has not been too high.  Accordingly, the Registrant does not regard short-term holding and frequent trading as a primary risk of the Fund.  In addition, the Registrant notes that shareholders are now provided with prominent disclosure of the Fund’s portfolio turn over rate as it is placed prominently in the summary part of the Fund’s prospectus pursuant to Item 3 of Form N-1A.

Mr. Patrick Scott
Securities and Exchange Commission
April 22, 2010

20.	Comment – Socially Responsive Portfolio: Please consider whether “foreign risk” is a primary risk if the fund is not primarily investing in foreign companies.

Response.  “Foreign Risk” is not a primary risk, but a principal risk of Socially Responsive Portfolio.  The section of the Fund’s prospectus captioned “Principal Investment Strategies” states that: “While the Fund invests primarily in domestic stocks, it may also invest in stocks of foreign companies.”  Because the Fund’s principal investment strategies include investing in foreign companies, the Fund’s principal investment risks include “Foreign Risk.”

21.
Comment – All Funds - Performance: Each Fund’s prospectus currently directs investors and/or shareholders to “[v]isit www.nb.com or call 800-877-9700 for updated performance information.”  Instead of www.nb.com, please provide direct link to the website for the Funds.

Response.  The Registrant acknowledges your comment relating the link to performance disclosure, but believes that using the more general www.nb.com web address currently is better for shareholders in this context, and is not in contravention of the requirements of Form N-1A.   The Registrant may adopt a more direct link to the information in the future, if the website address is made simpler.

The Registrant confirms that investors can switch between each Fund’s summary prospectus, statutory prospectus and SAI through a single or double mouse clicks pursuant to Rule 498 of the Securities Act of 1933.

22.	Comment – Statement of Additional Information: The staff reminds that the Registrant that it is required to add the enhanced Board disclosure in accordance with new requirements of Form N-1A, Item 17.

Response.  The enhanced Board disclosure in accordance with new requirements of Form N-1A, Item 17 will be provided in the Post-Effective Amendment No. 62 to the Registration Statement to be filed on EDGAR on or about April 30, 2010.

23.	Comment – Tandy Letter: The Tandy representation must be included in the Registrant’s response letter filed as “correspondence” on EDGAR.

Response.  The requested representation letter is attached.

*           *           *           *

Mr. Patrick Scott
Securities and Exchange Commission
April 22, 2010

Thank you for your prompt attention to this matter.  Please do not hesitate to contact the undersigned by telephone at 202.261.3496 or Frederick H. Sherley at 704.339.3151, with any questions or comments you may have regarding the Registrant or this filing.

Very truly yours,

/s/ Hoang T. Pham

Attachment

Neuberger Berman Advisers Management Trust
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Via EDGAR

April 22, 2010

Mr. Patrick Scott
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neuberger Berman Advisers Management Trust’s Post-Effective Amendment No. 61 (Investment Company Act File No. 811- 04255) (“Registration Statement”)

Dear Mr. Scott:

In connection with your recent review of Neuberger Berman Advisers Management Trust’s responses to your comments concerning the Registration Statement, Neuberger Berman Advisers Management Trust (the “Trust”) hereby acknowledges that:

•	The Trust is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•
Comments of the staff of the U.S. Securities and Exchange Commission (“SEC”), or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•
If, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.  This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact Hoang T. Pham at 202.261.3496 or Jeffrey S. Puretz at 202.261.3358 of Dechert LLP, outside counsel to the Trust, if you have any questions concerning the foregoing.

Sincerely,

/s/ Robert Conti
NAME: Robert Conti
TITLE:  President and Principal Executive Officer
Neuberger Berman Advisers Management Trust

cc:	Jeffrey S. Puretz